Mail Stop: 3561- CF/AD 11
								July 27, 2005

Mr. John W. Stump, III, Chief Financial Officer
Calypso Wireless, Inc.
5153 N.W. 158the Street
Miami Lakes, FL 33014

Re:	Calypso Wireless, Inc.
	Item 4.01 of Form 8-K
      Filed on July 22, 2005
	File No. 1-8497

Dear Stump:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please amend Item 4.01(a) (1) (ii) of the Form 8-K to cover the interim period from the date of the last audited financial statements to July 11, 2005. See Item 304(a) (1)(iv) of Regulation S-B. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.




Mr. John W. Stump, III
Calypso Wireless, Inc.
July 27, 2005
Page 2

2. Please amend the Form 8-K to provide all required disclosure under
Item 4.02 with respect to the restatements of the financial statements for the 2003 and 2002 consolidated financial statements as indicated under Item 4.01(a) (1) (ii) of the Form 8K. If you believe
that you are not required to provide the disclosure under Item
4.02
of the Form 8-K, please explain in detail why the requirements of
Item 4.02 are not applicable to you.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Mr. John W. Stump, III
Calypso Wireless, Inc.
July 27, 2005
Page 3


	You may contact Gopal Dharia, Staff Accountant, at (202) 942-1973 or Terry French, Accountant Branch Chief, at (202) 942-1998 if you have questions regarding comments on the Form 8-K.

							Sincerely,


							Terry French
							Accountant Branch Chief